UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CHINA JO-JO DRUGSTORES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 333-147698

NEVADA	98-0557852
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

Room 507-513, 5th Floor A Building, Meidu Plaza Gongshu District, Hangzhou, Zhejiang Province People’s Republic of China
(Address of principal executive offices)

+86 (571) 88077078
(Registrant's telephone number, including area code)

CHINA JO-JO DRUGSTORES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CHINA JO-JO DRUGSTORES, INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of China Jo-Jo Drugstores, Inc. (“China Jo-Jo” or the “Company”) as of October 12, 2009 (the “Record Date”) with respect to a change of the majority of directors of the Company in connection with a change of control of the Company.

On September 17, 2009 (the “Closing Date”), we completed a share exchange transaction under a Share Exchange Agreement dated September 17, 2009 (the “Exchange Agreement”), by and among the Company, Renovation Investment (Hong Kong) Co., Ltd., a Hong Kong Special Administrative Region company (“Renovation”) and the shareholders who, immediately prior to the Closing Date, collectively held 100% of Renovation’s issued and outstanding share capital (the “Renovation Shareholders”).  Under the terms of the Exchange Agreement, the Company acquired 100% of Renovation’s issued and outstanding capital stock from the Renovation Shareholders, in consideration for which the Company issued an aggregate of 15,800,000 restricted shares of its Common Stock to the Renovation Shareholders (the “Share Exchange”). Renovation is a holding company that, through its wholly owned subsidiary, Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Management”), a company incorporated in the People’s Republic of China (“PRC” or “China”), controls Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd., a PRC limited liability company (“Jiuzhou Grand Pharmacy”), Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine General Partnership, a PRC general partnership (“Jiuzhou Clinic”), and Hangzhou Jiuzhou Medical & Public Health Service Co., Ltd., a PRC limited liability company(“Jiuzhou Service”, and with Jiuzhou Grand Pharmacy and Jiuzhou Clinic sometimes collectively “HJ Group”), by a series of contractual arrangements. HJ Group owns and operates a chain of drugstores in the PRC. Renovation, Jiuxin Management and HJ Group are sometimes collectively referred to as the “Grand Pharmacy Group.”

The completion of the Share Exchange resulted in a change of control of the Company.  Under the terms of the Exchange Agreement, effective on the Closing Date, Lei Liu was appointed to the Company’s board of directors (the “Board”) as Chairman, Huoqi Chen resigned as the Company’s chief executive officer, president, chief financial officer and secretary, and the following persons were appointed in his place:

Name:	Offices:
Lei Liu	Chief Executive Officer and Secretary
Bennet P. Tchaikovsky	Chief Financial Officer
Li Qi	Secretary

Under the Exchange Agreement, Mr. Chen has also agreed to resign from the Board, and the following persons have agreed to be appointed as directors (the “Proposed Directors”):

Name of Proposed Director:
Li Qi
Chongan Jin
Shike Zhu

Because the appointments of the Proposed Directors and the corresponding resignation of Mr. Chen as a director will result in a change in the majority of the Company’s directors, they will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders of record as of the Record Date in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.           Voting Securities of the Company

As of October 12, 2009, there were 20,000,000 shares of the Company’s Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.           Security Ownership of Certain Beneficial Owners and Management

Security Ownership Prior To Change Of Control

The following table sets forth information regarding the beneficial ownership of our Common Stock as of September 16, 2009, immediately prior to Share Exchange, for each of the following persons: (i) each of the directors and executive officers; (ii) all of the directors and executive officers as a group; and (iii) each person who is known by us to own beneficially five percent or more of our Common Stock.

Common Stock Beneficially Owned
Executive Officers and Directors:	Number of Shares beneficially owned (1)	Percentage of class beneficially owned after the Transaction (1)
Huoqi Chen (2)	0	0%
All directors and executive officers as a group (one person)	0	0%

5% Shareholders:
John S. Morita (3)	1,000,000	23.81%
John Yinglong He (4)	1,000,000	23.81%

(1)
Based on 4,200,000 shares of Common Stock outstanding as of September 16, 2009. Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on September 16, 2009.

(2)	Mr. Chen’s address is: Floor 8, Xuequan Tower, No. 1 Zhichun Road, Beijing, PRC 100083.

(3)	Mr. Morita’s address is: 145 West 44th Avenue, Vancouver, BC V5Y 2V3, Canada.

(4)	Mr. He’s address is: 4620 Coventry Drive, Richmond, BC V7C 4R2, Canada.

Security Ownership After Change Of Control

The following table sets forth information regarding the beneficial ownership of our Common Stock as of October 12, 2009, after giving effect to the Share Exchange, for each of the following persons: (i) each of the current directors, current executive officers, and Proposed Directors; (ii) all such directors and executive officers as a group; and (iii) each person who is known by us to own beneficially five percent or more of our Common Stock.

Common Stock Beneficially Owned
Executive Officers and Directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned after the Transaction (3)
Lei Liu, Chief Executive Officer and Chairman of the Board of Directors (4)	12,060,000	60.3%
Bennet P. Tchaikovsky, Chief Financial Officer (5)	200,000	1.0%
Li Qi, Secretary and Proposed Director (4)	12,060,000	60.3%
Chongan Jin, Proposed Director (4)	12,060,000	60.3%
Shike Zhu, Proposed Director (6)	500,000	2.5%
Huoqi Chen, Director (7)		63.8%
All directors and executive officers as a group (6 persons)	12,760,000	63.8%

5% Shareholders: (1)
Super Marvel Limited (4)	12,060,000	60.3%

(1)	Unless otherwise indicated, the address of the beneficial owner is: Room 507-513, 5th Floor, A Building, Meidu Plaza, Gongshu District, Hangzhou, Zhejiang Province, China.

(2)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding.

(3)
Pursuant to the terms of the Exchange Agreement, the Company issued 15,800,000 common shares to the Renovation Stockholders equal to approximately 79% of the Company’s issued and outstanding common shares as of the Closing Date. Immediately after the Closing, the Company had 20,000,000 issued and outstanding common shares. Percentage totals may vary slightly due to rounding.

(4)
The address of Super Marvel Limited (“Super Marvel”) is: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The owners of Super Marvel are Lei Liu (39%), who is also its executive director, and Li Qi (30%) and Chongan Jin (31%), who are also its directors. As such, they are deemed to have or share investment control over Super Marvel’s portfolio. The numbers of Company common shares reported herein as beneficially owned by Mr. Liu, Ms. Qi and Mr. Jin are held by Super Marvel, which they in turn own indirectly through their respective ownership of Super Marvel.

(5)	Mr. Tchaikovsky’s address is: 6571 Morningside Drive, Huntington Beach, CA 92648.

(6)	Mr. Zhu’s address is: Citigroup Tower, 24/F, 33 Hua Yuan Shi Qiao Road, Pudong New Area, Shanghai, China 200120.

(7)	Mr. Chen’s address is: Floor 8, Xuequan Tower, No. 1 Zhichun Road, Beijing, PRC 100083.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors as well as the Proposed Directors:

Name	Age	Positions
Lei Liu	45	Chairman of the Board, President and Chief Executive Officer
Bennet P. Tchaikovsky	40	Chief Financial Officer
Li Qi	37	Secretary and Proposed Director
Chongan Jin	46	Proposed Director
Shike Zhu	47	Proposed Director
Huoqi Chen	61	Director

The following is a brief account of the education and business experience of the current officers and directors, as well as the Proposed Directors, during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Lei Liu is one of the three founders of HJ Group, and has been the executive director of Jiuzhou Grand Pharmacy since September 2003 and the supervising director of Jiuzhou Service since November 2005. From December 1997 to August 2003, Mr. Liu worked in Tai He Drugstore as a general manager. From September 1992 to November 1997, Mr. Liu was an administration offical of Hangzhou Medical Junior College, his alma mater, where he was also a researcher and an anatomy instructor from September 1983 to July 1992. Mr. Liu has been a licensed researcher in the PRC since September 1988.

Bennet P. Tchaikovsky is presently the chief financial officer of Skystar Bio-Pharmaceutical Company which he performs on a part-time basis. He is also currently serving on the board of directors of Ever-Glory International Group, Inc., as chairman of the audit committee and member of the compensation committee, and the board of directors of Sino Clean Energy, Inc., as chairman of the audit committee and member of the compensation and nominating committees. From July 2004 through October 2007, Mr. Tchaikovsky served as the chief financial officer of Innovative Card Technologies, Inc. Mr. Tchaikovsky acted as a consultant to Innovative Card Technologies from November 2007 until July 2008. Mr. Tchaikovsky is a licensed Certified Public Accountant and an inactive member of the California State Bar. He received a B.A. in Business Economics from the University of California at Santa Barbara, and a J.D. from Southwestern University School of Law.

Li Qi is one of the three founders of HJ Group and is currently the general manager of both Jiuzhou Grand Pharmacy and Jiuzhou Service. From January 2000 to June 2003, Ms. Qi worked in Zhejiang Yikang Drugstore as a general manager. From October 1991 to January 2000, Ms. Qi worked in the Branch Hospital of Hangzhou No. 1 People’s Hospital as a nurse. Ms. Qi is a licensed TCM pharmacist in the PRC and is a 1991 graduate of Hangzhou Nurse School.

Chongan Jin is one of the three founders of HJ Group and is presently the executive director of Jiuzhou Service and the managing general partner of Jiuzhou Clinic. From June 1996 to September 2003, Mr.Jin worked for Hangzhou Qiantang Medical Outpatient Clinic as a general manager. From December 1991 to October 1994, he worked in Hangzhou Hospital of Traditional Chinese Medicine as a physician of western medicine. From September 1988 to December 1991, Mr. Jin worked in Zhejiang Tumor Hospital as a physician of western medicine. In July1988, Mr. Jin received a B.S. in Medicine from Sun Yat-sen Medical University, and is a licensed pharmacist in the PRC.

Shike Zhu is the chairman of Huai Nan Tian Rui Goods & Materials Co., Ltd., a post he has held since 2003. He is also the director of Tianri Rubber Products Co., Ltd. since 1994, where he was also the deputy general manager from 1994 to 1998. Since May 2008, Mr. Zhu has served as advisor to the chairman of China Wind Systems, Inc. From October 1988 to May 1994, Mr. Zhu was an official of Tiantai municipal government in Zhejiang Province, service as vice director of the Overseas Chinese Affairs Office and vice director of the Overseas Chinese Federation. Mr. Zhu is a graduate of Zhejiang TV University Engineering Management College.

Huoqi Chen was our sole officer and director immediately prior to the closing of the Transaction. Mr. Chen is also currently the president of Beijing Green Source Technology Corp (“Beijing Green Source”) and Beijing CNC Technology Corp (“CNC”).  Beijing Green Source is a wastewater treatment company.  CNC Technology develops composite reverse osmosis membrane technologies for application in the wastewater treatment industries.  Mr. Chen has acted as president for these two companies since 1995.  From May 1992 to August 1995, Mr. Chen served as president of Beijing Yuanquan New Technology Corp.  Mr. Chen received his degree in Industrial Enterprise Management from the Beijing Institute of Economics in 1982.  Mr. Chen also received his degree in Industrial Economy Management from the China Academy of Social Sciences in 1985.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

FAMILY RELATIONSHIPS

There are no family relationships between or among any of the current executive officers, directors, and the Proposed Directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our current executive officers, directors and Proposed Directors has, during the past five years:

(a)
Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)
Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)
Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Company

Other than the transactions under the Exchange Agreement as more fully described in our Current Report on Form 8-K filed with the SEC on September 24, 2009, and the related party transactions of Grand Pharmacy Group that are described below, during our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last three fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

Grand Pharmacy Group

The related party transactions among Grand Pharmacy Group, their equity owners, officers and directors as follows:

	June 30, 2009	March 31, 2009
	(Unaudited)
Amounts due from directors (1):	$2,432	$2,432
Amount due to director (2):	$326,715	$326,715
Advances to supplier (3):	$1,890,410	$1,797,104

(1)	Represents interest free loans to two directors of Renovation, Li Qi and Chongan Jing. The loans are due upon demand.

(2)	Represents leasehold improvement expenses paid by a director of Renovation, Lei Liu, on behalf of HJ Group. The amount is interest from and due upon demand.

(3)	Represents prepayment for inventory purchase made to a supplier, which was formerly owned by Renovation directors. HJ Group will collect inventory from the supplier.

HJ Group also leases a retail space and the corporate office space from a director under long-term operating lease agreements beginning August 2008 to August 2010 and from January 2008 to March 2012, respectively. The annual rent for the retail space and the corporate office are $170,123 and $134,330 for the years ended March 31, 2009 and 2008, respectively. For the years ended March 31, 2009 and 2008, rent paid to the director amounted to $171,360 and $134,330, respectively.

As of the date of this Information Statement, we do not have any policies in place with respect to whether we will enter into agreements with related parties in the future.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than reported in our annual report on Form 10-K filed on October 27, 2008, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

DIRECTOR INDEPENDENCE

Our Common Stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements.  Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if, at any time during the past three years, he or she was employed by the Company or any parent or subsidiary of the Company.  Prior to the share exchange, Mr. Huoqi Chen acted as our sole executive officer and sole director and therefore is not considered to be independent.  Mr. Lei Liu, being an executive officer and a director, is not independent.

Upon their appointments, none of the Proposed Directors will be an independent director.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

Our Board does not have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees.  As Board has, to date, consisted of only two directors, the Board felt that it was unnecessary to create separately designated director committees. The functions ordinarily handled by these committees are currently handled by our entire Board.  We have, however, charters adopted for audit and disclosure committees. Our Board intends to review our governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business.

In evaluating director candidates, our board of directors takes into account the entire background of the particular candidate, including his or her business experience, specialized skills or experience possessed by the particular candidate, and the candidate’s integrity and reputation.  Executive officer and director compensation is also determined by examining the entirety of the circumstances, including the experience and responsibilities of the particular individual as well as the amount of time devoted to the Company’s business. Our Board does not have a fixed policy regarding the consideration of director candidates recommended by stockholders and has not provided a process for stockholders to nominate director candidates.

We do not currently have a person who qualifies as an “audit committee financial expert” on our Board.  Our Board believes that the cost of appointing an audit committee financial expert is prohibitive at this time.

MEETINGS OF DIRECTORS

Our Board held no formal meetings during the most recently completed fiscal year. All proceedings of the Board were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

We do not have any separate process for communicating with the board of directors.  Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

Currently, we do not pay any compensation to members of our board of directors for their service on the board.  However, we intend to review and consider future proposals regarding board compensation.

Executive Compensation

The following summary compensation table indicates the cash and non-cash compensation earned during our last completed fiscal year by our chief executive officer, chief financial officer and each of our other two highest paid executives, if any, whose total compensation exceeded $100,000 during such fiscal year.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Nonqualified Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Lei Liu, current President and Chief Executive Officer (1)	2009	10,000	0	0	0	0	0	0	10,000

Bennet P. Tchaikovsky, current Chief Financial Officer (2)	2009	0	0	0	0	0	0	0	0

Huoqi Chen, former President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Secretary (3)	2009	0	0	0	0	0	0	0	0

John S. Morita, former President and Chief Executive Officer (4)	2009	0	0	0	0	0	0	0	0

John Yinglong He, former Chief Financial Officer, Treasurer and Secretary (5)	2009	0	0	0	0	0	0	0	0

(1)
Pursuant to the Exchange Agreement, Mr. Liu became our president and chief executive officer effective September 17, 2009. Mr. Liu’s compensation reflects payment that he received from Grand Pharmacy Group prior to the consummation of the share exchange transaction with Renovation and are expressed in U.S. Dollars based on the interbank exchange rate of RMB 6.83 for each 1.00 U.S. Dollar, on March 31, 2009.

(2)	Pursuant to the Exchange Agreement, Mr. Tchaikovsky became our chief financial officer effective September 17, 2009.

(1)
Mr. Huoqi Chen was appointed as China Jo-Jo’s president and chief executive officer on September 4, 2008, and as chief financial officer, Treasurer and Secretary on August 12, 2008. Pursuant to the Exchange Agreement, Mr. Chen resigned from all of these positions effective September 17, 2009.

(2)	Mr. John S. Morita was appointed as China Jo-Jo’s president and chief executive officer on December 19, 2006, and resigned from these positions on September 4, 2008.

(3)	Mr. John Yinglong He was appointed as China Jo-Jo’s chief financial officer, treasurer and secretary on December 19, 2006, and resigned from these positions on August 12, 2008.

Employment Contracts

We currently have no employment agreements with any of our executive officers.

Outstanding Awards at Fiscal Year-End

There were no unexercised options, stock that has not vested or equity incentive plan awards for any of our executive officers outstanding as of the end of our last completed fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA JO-JO DRUGSTORES, INC.

/s/ Lei Liu
Lei Liu Chief Executive Officer
Dated: October 13, 2009